UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number)

Kosta N. Kartsotis

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

(972) 234-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Kosta N. Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,622,877(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,622,877(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,622,877(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 4,725,539 shares pledged as collateral to secure a margin loan and (ii) 1,897,338 shares held in The Kartsotis Family Irrevocable Trust.

(2) Based on 66,628,696 shares issued and outstanding as of March 27, 2009.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D is filed to amend the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”) filed February 17, 2009, as amended and/or supplemented by Amendment No. 2 thereto filed March 6, 2009 (as amended, the “Schedule 13D”).  This Amendment No. 1 is filed to disclose the completion of Mr. Kartsotis’s Rule 10b5-1 Sales Plan, dated as of March 2, 2009, a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by Mr. Kartsotis and a decrease in the number of shares pledged as collateral to secure a margin loan.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5(c) is amended and restated in its entirety as follows:

(c) Transactions by Mr. Kartsotis in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions pursuant to a Rule 10b5-1 Sales Plan, dated as of November 26, 2008 intended to satisfy the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
March 11, 2009	0	23,600	13.0063	(1)	Open market sale
March 12, 2009	0	25,000	13.1706	(1)	Open market sale
March 13, 2009	0	1,400	13.6043	(1)	Open market sale
March 16, 2009	0	10,000	13.5338	(1)	Open market sale
March 17, 2009	0	10,000	13.5134	(1)	Open market sale
March 18, 2009	0	10,000	14.2545	(1)	Open market sale
March 19, 2009	0	10,000	15.7319	(1)	Open market sale
March 20, 2009	0	10,000	15.7505	(1)	Open market sale
March 23, 2009	0	10,000	16.2481	(1)	Open market sale
March 24, 2009	0	10,000	16.4325	(1)	Open market sale
March 25, 2009	0	10,000	16.2680	(1)	Open market sale
March 26, 2009	0	20,000	17.0224	(1)	Open market sale
March 27, 2009	0	11,200	16.8515	(1)	Open market sale
March 30, 2009	0	10,000	15.7883	(1)	Open market sale
March 31, 2009	0	10,000	15.8345	(1)	Open market sale
April 1, 2009	0	10,000	15.8508	(1)	Open market sale
April 2, 2009	0	20,000	17.1026	(1)	Open market sale
April 3, 2009	0	20,000	17.1552	(1)	Open market sale
April 6, 2009	0	20,000	17.0246	(1)	Open market sale
April 7, 2009	0	10,000	16.4871	(1)	Open market sale
April 8, 2009	0	12,028	16.7912	(1)	Open market sale
April 9, 2009	0	20,000	17.7548	(1)	Open market sale
April 13, 2009	0	20,000	18.3297	(1)	Open market sale
April 14, 2009	0	20,000	18.1326	(1)	Open market sale
April 15, 2009	0	20,000	17.4277	(1)	Open market sale
April 16, 2009	0	20,000	17.8315	(1)	Open market sale

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
April 17, 2009	0	20,000	18.1021	(1)	Open market sale
April 20, 2009	0	20,000	17.4572	(1)	Open market sale
April 21, 2009	0	20,000	18.0116	(1)	Open market sale
April 22, 2009	0	20,000	19.1020	(1)	Open market sale
April 23, 2009	0	20,000	19.1285	(1)	Open market sale
April 24, 2009	0	20,000	19.6953	(1)	Open market sale
April 27, 2009	0	20,000	19.3595	(1)	Open market sale
April 28, 2009	0	20,000	19.4969	(1)	Open market sale
April 29, 2009	0	20,000	19.5927	(1)	Open market sale
April 30, 2009	0	20,000	20.2460	(1)	Open market sale
May 1, 2009	0	20,000	19.7034	(1)	Open market sale
May 4, 2009	0	20,000	19.8763	(1)	Open market sale
May 5, 2009	0	20,000	20.0135	(1)	Open market sale
May 6, 2009	0	16,772	19.5095	(1)	Open market sale

(1)           Excluding commissions of $0.05 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Of the shares described herein, 4,725,539 shares held by Mr. Kartsotis are pledged as collateral to secure a margin loan.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2009

KOSTA N. KARTSOTIS

	By:	/s/ Kosta N. Kartsotis
	Name:	Kosta N. Kartsotis